File No. 82-34735

PRESS RELEASE

fro



4 March 2005
No. 4/05

New Joint Venture for ASSA ABLOY in China

ASSA ABLOY and the Wangli Group of China have signed an agreement to create a joint venture. The joint venture will manufacture and distribute high security doors and locks mainly for the Chinese market.

Wangli is a leading supplier of high security doors and locks in China. Today the company leads the segment of higher security door and locking solutions in China and has developed an extensive distribution network. Wangli is located in the Zhejiang region (south of Shanghai).

ASSA ABLOY will hold 70 percent of the shares in the joint venture and be managed by the current management of Wangli. The joint venture will become effective in the second quarter of 2005.

Turnover is expected to reach SEK 200 million in 2005. The joint venture will have 1,100 employees.

ASSA ABLOY expects the joint venture to be EPS positive in 2005.

Further information can be obtained from:
Bo Dankis, CEO, tel. +46-8-506 485 42
Göran Jansson, Deputy CEO and CFO, tel. +46-8-506 485 72
Martin Hamner, Investor Relations, tel. +46-8-506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of around EUR 3 billion.